Exhibit 99.1

Enzymotec Ltd. Announces Preliminary Fourth Quarter and Full Year 2016
Financial Results

$2.0 million inventory write-off impacts GAAP and non-GAAP EPS by ($0.09)

$0.9 million bad debt provision impacts GAAP EPS by ($0.04)

MIGDAL HA'EMEQ, Israel, February 6, 2017 (GLOBE NEWSWIRE) -- Enzymotec Ltd. (Nasdaq: ENZY) ("Enzymotec" or the "Company"), a developer, manufacturer and marketer of innovative bio-active lipid based nutritional ingredients and medical foods, today announced preliminary results for the fourth quarter and full year ended December 31, 2016.

Based on preliminary financial information, Enzymotec expects to report net revenues of $10.6 million for the fourth quarter of 2016 and net revenues of $47.7 million for the full year ended December 31, 2016. Net revenues (utilizing the proportionate consolidation method that is used for segment reporting) are expected to amount to $13.5 million for the fourth quarter of 2016 and $60.9 million for the full year ended December 31, 2016. The Company expects to report a non-GAAP loss per share of ($0.10) in the fourth quarter, compared to its previously announced guidance of non-GAAP earnings per share of $0.02 to $0.04. Non-GAAP earnings per share was primarily impacted by an inventory write-off of $2.0 million, or $0.09 per share, and to a lesser extent by, $0.35 million, or $0.02 per share, due to the depreciation of the euro relative to the U.S. dollar during the fourth quarter of 2016. In addition, Enzymotec expects to include a provision for a doubtful account of $0.9 million, or $0.04 per share, that arose from the failure of a payment intermediator to meet its payment obligations in December and that impacts only GAAP financial results.

"We are disappointed with our fourth quarter financial results," stated Dr. Ariel Katz, President and Chief Executive Officer. "With the continued reduction in sales volume in the krill business, it became evident that some of our lower grade inventory items will become obsolete prior to their sale and it became uneconomic to further process these inventory items into final products.  We believe that this write-off represents a necessary adjustment to the value of our inventory as of December 31, 2016. While we attempt to balance our inventory, which amounted to $28.5 million as of September 30, 2016, to ensure that we maintain access to all necessary compounds, these materials are sensitive and may be subject to high levels of decomposition, contamination, oxidation, and other damaging processes or events. We believe that the impact from the inventory and the extraordinary bad debt write-offs to our non-GAAP and GAAP EPS in the fourth quarter of 2016 does not affect our long-term strategy as we remain focused on generating long-term growth through our innovative product offerings."

These preliminary, unaudited financial results for the fourth quarter and full year 2016 are subject to change based on the completion of the Company's customary year-end audit process.

The following table presents a reconciliation of non-GAAP EPS to GAAP EPS for fourth quarter of 2016 (unaudited):

U.S. dollars
Preliminary non-GAAP diluted loss per share	$(0.10)

Provision for extraordinary bad debt related to payment intermediator	(0.04)

Business development related expenses	(0.01)

Share-based compensation expenses	(0.03)
Preliminary GAAP diluted loss per share	$(0.18)

Fourth Quarter and Full-Year 2016 Earnings Conference Call Information

Enzymotec will release its full financial results for the fourth quarter and full year ended December 31, 2016 on Wednesday, February 22, 2017, before the market opens. Following the release, Dr. Ariel Katz, President and Chief Executive Officer, and Oren Bryan, Vice President and Chief Financial Officer, will host a conference call to review the financial results.

The conference call is scheduled to begin at 8:30 am ET on Wednesday, February 22, 2017. Participants should dial (877) 359-9508 (United States) or (224) 357-2393 (International) with confirmation code # 65831451 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/qvj48cqi, and will be archived online within one hour of its completion.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies. For more information, visit www.enzymotec.com

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; we rely on our Swedish joint venture partner to manufacture INFAT®; a significant portion of the sales of the INFAT® product is to a single company and if this company were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; potential future acquisitions of companies or technologies may require management's time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of INFAT® may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 3, 2016.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972-74-7177177
ir@enzymotec.com

Investor Relations Contact (US)

The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com